[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8890 Fax: (212) 859-4000 mark.hayek@friedfrank.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE STAFF. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE SEC’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*]”.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME HOLDINGS INC.

January 19, 2017

VIA EDGAR

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Navios Maritime Holdings Inc.

Form 20-F for the Year Ended December 31, 2016

File No. 001-33311

Dear Ms. Raminpour:

This letter sets forth the response of Navios Maritime Holdings Inc. (the “Company” or “Navios”) to the comment letter, dated January 8, 2018, of the staff of the Division of Corporate Finance (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 Form 20-F”) that was filed with the United States Securities and Exchange Commission (the “SEC”) on April 27, 2017 and the response letter submitted by the Company on December 8, 2016.

For reasons of business confidentiality, in a separate letter dated the date hereof, we are requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system. The information for which the Company has requested confidential treatment is double underlined in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[*]” in the copy filed electronically on EDGAR.

Form 20-F for the Year Ended December 31, 2016

1.	We note that your market capitalization is significantly below equity value at both December 31, 2016 and June 30, 2017. Please explain to us how you have considered this significant difference in your goodwill impairment analysis as of December 31, 2016. Also, please tell us if you have performed a goodwill impairment analysis subsequent to December 31, 2016 and if so, tell us the results of the analysis.

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

January 19, 2018

Response:

The Company respectfully advises the Staff that it has considered the market capitalization as part of its annual goodwill impairment test and takes into consideration the significant difference between the market capitalization and the equity value.

As a result of its correspondence with the Staff in connection with its review of our Form 20-F for the year ended December 31, 2014, the Company made the decision to perform Step 2 of the goodwill impairment test as of December 31, 2015, which was disclosed in its Annual Report on Form 20-F for the year ended December 31, 2015. The Company engaged an independent third party valuation firm to assist with Step 2 (i.e. the hypothetical purchase price allocation). The Implied Fair Value of the Dry Bulk business was valued to be approximately $[*] and after allocating the fair value to identifiable assets and liabilities, the remaining unallocated fair value (i.e. implied goodwill) was in excess of $[*].

The majority of the fair value was allocated to the Company’s vessels, investments in publically listed affiliates, and its debt, all of which generally have readily available market pricing information. Other identifiable intangible assets and liabilities – such as trade name, customer relationships, unfavorable leases, etc. – were valued but had a minimal net impact to the allocation of fair value. [*]. After allocating fair value to the Company’s identifiable assets and liabilities, there was significant amount of unallocated fair value to support the carrying value of the relatively small amount of goodwill allocated to the Dry Shipping business of $56 million. As disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, the Company passed Step 2 of the goodwill impairment test.

The Company performed the 2015 goodwill impairment test during February 2016, which was the lowest point in the recorded history of the Dry Bulk market. After February 2016, the Dry Bulk market showed slight improvement through the end of 2016. The Company’s vessel market values and its debt fair values remained consistent. The Company performed Step 1 of the goodwill impairment test and passed Step 1 as of December 31, 2016, with the fair value of the Dry Bulk business remaining consistent with the fair value as of December 31, 2015.

During 2017, the Dry Bulk market continued to improve. While vessel market values have shown slight improvement, the approximate fair value of the Company’s debt continues to be in excess of vessel fair values. There were no goodwill impairment triggering events during 2017 and the Company is currently in the process of performing its Step 1 goodwill impairment test for 2017.

2.	We note that the Dry Bulk Comparable Company Analysis reflects that the median and average EV/EBITDA are similar to your EV/EBITDA for the years 2016E, 2016A, and 2017E. In light of the fact that there is only one peer company used in the average for 2016E and 2016A, and two companies used in the average for 2017E, please explain to us why you believe it is reasonable to use this average. Also, in 2018E when there are more peers included in the average, we note that your EV/EBITDA differs significantly from the peer median and average. Please explain to us how you resolve this discrepancy.

Response:

The Dry Bulk Comparable Company analysis considered the market capitalizations and the actual and estimated EBITDA of seven US listed dry bulk shipping entities, which were referred to in the Company’s response letter submitted to the Staff on December 8, 2017 and which the Company believes comprise its peer group. The reason that, ultimately, the implied valuation multiples for years 2016 and 2017 were based on one and two comparable entities, respectively, was purely due to the fact that the other six and five entities, respectively, had negative EBITDA in 2016 and negative estimated EBITDA for 2017. Considering the purpose of the analysis, the inclusion of such negative EBITDA in the analysis would have resulted in significantly higher valuation multiples, which was not deemed appropriate by the Company.

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

January 19, 2018

The Company further considered the 2018 EBITDA estimates for all peer entities, as per available analysts’ reports. The analysts’ expectation for a substantial improvement in the dry bulk sector’s performance in 2018 resulted in lower implied valuation multiples when applied on the December 31, 2016 stock prices and further explains why the 2016A, 2016E and 2017E multiples were significantly higher than those of 2018E.

Further, the Company clarifies that no control premium was applied on the implied valuation multiples.

3.	We note that the dry bulk vessel operations was valued using both the market approach and income method, however the logistics business was valued based only on the income method. Please explain to us why you did not use the market approach for determining the fair value of the logistics business.

Response:

The Company respectfully advises the Staff that the logistics business, which operates in South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America and serves mineral and grain commodity providers as well as users of refined petroleum products in South America, does not have any direct comparable peers with market data and therefore, the market approach was not used.

4.	We note from your response how you determined your control premium. Please note that the control premium should be calculated based on factors specific to your company. Please quantify the factors you have given that justify the control premium (i.e. number of vessels in fleet, and synergies and operating efficiencies).

Response:

The Company believes that the primary quantifiable factor that justifies its estimated control premium of [*]% to a controlling investor would be the significant synergies and operating efficiencies (i.e. cash savings and cost control) that would be derived from obtaining control of the Company’s in-house commercial and technical ship management expertise.

In fact, because of the in-house economies of scale from these commercial and technical departments, for the years ended December 31, 2016 and 2015, the Company’s operating costs were estimated to be [*]% and [*]%, respectively, lower than the shipping industry (including, both private and publically listed companies) and for the years ended December 31, 2016 and 2015, the Company’s operating costs and general and administrative costs were estimated to be [*]% and [*]%, respectively, lower than its publically listed peer group. [*].

[*].

The Company believes that in addition to the direct cost savings from the operating efficiencies, there are other non-quantifiable factors that support the control premium, such as:

•	Navios’ long involvement and reputation for reliability in the Asian Pacific region have also allowed it to develop privileged relationships with many of the largest trading houses in Japan. Through these institutional relationships, Navios has obtained long-term charter-in deals, with options to extend time charters and options to purchase the majority of the vessels. Through its established reputation and relationships, Navios has had access to opportunities not readily available to most other industry participants who lack its brand recognition, credibility, and track record;

•	In addition to the Japanese trading houses, we have strong relationships with both freight customers and ship owners, providing Navios with access to future attractive long-term time charters on newbuildings with valuable purchase options;

•	Navios believes its reputation and commercial relationships enable it to obtain favorable long-term time charters, enter into the freight market and increase its short-term tonnage capacity to complement the capacity of its core fleet, as well as to obtain access to cargo freight opportunities through COA arrangements not readily available to other industry participants. This reputation has also enabled Navios to obtain favorable vessel acquisition terms as reflected in the purchase options contained in some of our long-term charters;

Securities and Exchange Commission

Confidential Treatment Requested by Navios Maritime Holdings Inc.

January 19, 2018

•	Navios has an experienced management team with a strong track record of operational experience and a strong brand, having a well established reputation for reliability and performance; and

•	Navios has strong relationships with financial institutions and a proven track record in accessing the capital markets for both debt and equity transactions. The most recent example is that the Company was able to refinance $305,000,000 of high yield notes in November 2017.

**

If you have any questions, please feel free to contact the undersigned at (212) 859-8890 or Stuart Gelfond at (212) 859-8272 at Fried, Frank, Harris, Shriver & Jacobson LLP.

Sincerely,

/s/ Mark Hayek

Mark Hayek

cc:	Kristin Shifflett (Securities and Exchange Commission)

Claire Erlanger (Securities and Exchange Commission)

George Achniotis (Navios Maritime Holdings Inc.)

Vasiliki Papaefthymiou (Navios Maritime Holdings Inc.)

Stuart Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)